Archer Daniels Midland Company 77 West Wacker Drive, Suite 4600 Chicago, IL 60601

August 31, 2015

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Archer-Daniels-Midland Company
Form 10-K for the Fiscal Year ended December 31, 2014
Response dated August 3, 2015
File No. 001-00044

Dear Mr. Hiller:

Archer-Daniels-Midland Company (the “Company”) is pleased to submit the following responses to the comments of the Staff as set forth in your response letter to the Company dated August 20, 2015, regarding the Company’s Form 10-K for fiscal year ended December 31, 2014, filed on February 20, 2015. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis, page 27

Operating Performance Indicators, page 29

1.
Comment:    We note in response to prior comment one that you will expand your future disclosure to indicate that the key performance metric used is controllable cost per metric ton, as well as other information you consider necessary. To assist us in understanding the quantitative impact of this key performance metric, please provide us the actual controllable cost per metric ton for 2013 and 2014. Please also ensure that you include quantification in future disclosure.

Response:    After re-evaluating the guidance requirements set forth in Item 303(a) of Regulation S-K and the interpretive guidance in Section III of SEC Release 34-48960, the Company today considers the most informative, key and material cost-related performance indicators to be consolidated global manufacturing expenses and consolidated global SG&A costs.

Securities and Exchange Commission

While management continues to pay close attention to controllable cost per metric ton at each individual ADM facility, given the vast line-of-business, scale, and geographic diversity of these facilities, we do not monitor and manage this performance indicator at a consolidated company level.

Going forward, we will update our discussion of key performance indicators and expand our qualitative and quantitative disclosures of manufacturing expenses and selling, general and administrative costs.

Analysis of Statement of Earnings, page 30

2.
Comment:    We note in response to prior comment two that you have set forth analysis regarding the increase in gross profit during 2014. Please expand your proposed disclosure to describe the reasons driving the increase in gross profit, as explained in your response, as well as identifying the remaining positive and negative (e.g. $100 milling decrease in Crushing and Origination operating profit) factors.

Response:    We will ensure that all material positive and negative factors that contribute to the increase or decrease in gross profit are identified and explained. We will also ensure that contributing factors identified that are already explained elsewhere in the document are cross-referenced and any significant movements in segment operating profit that contribute to the change in gross profit are appropriately explained. An example of the revised disclosure as it would have appeared in the 2014 10-K following our discussion of cost of products sold is as follows:

“Gross profit increased $0.9 billion, or 23%, to $4.8 billion. The increase in gross profit consists principally of stronger margins in ethanol ($0.4 billion), increased margins in cocoa ($0.1 billion), higher U.S. grain export volumes ($0.3 billion), higher volumes and freight rates in barge operations ($0.1 billion), inclusion of the results of Wild Flavors ($0.1 billion), partially offset by lower South American grain origination results ($0.1 billion). These factors are explained in the segment operating profit discussion on page 34. The effects of decreasing commodity price changes on LIFO inventory valuations had an immaterial impact on gross profit. The decrease in underlying commodity prices did not result in a significant decrease in margins or gross profit as lower underlying commodity prices had a relatively equal impact on cost of products sold.”

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

I trust that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please contact me by telephone at (217) 424-5334 or by email at John.Stott@adm.com.

Very truly yours,

ARCHER-DANIELS-MIDLAND COMPANY

/s/ John P. Stott
John P. Stott
Group Vice President, Finance &
Corporate Controller